

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 18, 2020

Brandon LaVerne
Chief Financial Officer
Ontrak, Inc.
2120 Colorado Ave., Suite 230
Santa Monica, CA 90404

> **Re: Ontrak, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2019**
> **Filed March 16, 2020**
> **File No. 001-31932**

Dear Mr. LaVerne:

    We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

> Sincerely,
>
> Division of Corporation Finance
> Office of Life Sciences